SUN LIFE INSURANCE AND ANNUITYCOMPANY OF NEW YORK

ACCELERATED BENEFITS RIDER

This rider is part of the Policy to which it attaches and is effective on the Certificate Date.  It is part of and subject to the other terms and conditions of the Certificate.  If the terms of this rider and the Certificate conflict, this rider’s provisions will control.

BENEFITS AS SPECIFIED UNDER THE CERTIFICATE WILL BE REDUCED UPON RECEIPT OF AN ACCELERATED BENEFIT PAYMENT.  RECEIPT OF ACCELERATED BENEFIT PAYMENTS MAY BE TAXABLE.  YOU SHOULD CONTACT YOUR PERSONAL TAX ADVISOR FOR SPECIFIC ADVICE.  NEITHER THE COMPANY NOR ITS SALES REPRESENTATIVES CAN PROVIDE TAX ADVICE.

Definitions

Accelerated Benefit Payment
The amount of benefit payable in a lump sum to you.

Eligible Amount
An amount equal to 75% of the Certificate Death Benefit.

Accelerated Amount
The portion of the Eligible Amount that you request for acceleration.

Physician
A licensed, medical practitioner performing within the scope of his or her license.  A Physician may not be you, your sibling, your parent, your child, your spouse or the Insured.

Terminally Ill
A life expectancy of 12 months or less due to illness or physical condition. We will require satisfactory proof that the Insured is Terminally Ill. This proof will include, but is not limited to, certification by a Physician.
General

Benefit
We will make an Accelerated Benefit Payment if the Insured is Terminally Ill, subject to the provisions of this rider. The Accelerated Amount will be reduced by:

a.	a 12 month discount percentage which will not exceed the greater of the current yield on 90-day Treasury bills and the current maximum statutory adjustable loan interest rate;
b.	a portion of any Certificate Debt, which portion will equal the Accelerated Amount divided by the Eligible Amount, then multiplied by the Certificate Debt; and
c.           an administrative fee equal to $150.

Adjustments To Policy Values
Upon payment of the Accelerated Benefit Payment, the Certificate will remain in force. The Specified Face Amount and the Account Value will be reduced by the ratio of the Eligible Amount to the Accelerated Amount.

Conditions
An Accelerated Benefit Payment is subject to the following conditions:

1.	The Certificate must be in force for at least two years from the later of the Issue Date and the effective date of the last reinstatement.

2.
Your written request, in a form satisfactory to us, must be submitted, with the Certificate, to us.  Upon receipt of these materials, we will mail a claim form, for completion by the Insured, to your address of record within 10 working days.

3.	Written consent, in a form satisfactory to us, by any spouse, assignee or irrevocable beneficiary having an interest in the Certificate, must be submitted to us.

4.
This rider provides for the accelerated payment of Certificate Proceeds and is not intended to allow third parties to cause you to involuntarily invade Certificate Proceeds ultimately payable to the named beneficiary.  Therefore, an Accelerated Benefit Payment will be made available to you on a voluntary basis only.  No Accelerated Benefit Payment will be processed if you are required to request it by any third party, including any creditor, governmental agency, trustee in bankruptcy, or any other person or as the result of a court order.

5.	We reserve the right to obtain a second medical certification, at our expense, from a Physician we select.

Termination
This rider will terminate on the earliest of:

a.	the date the Accelerated Benefit Payment is paid;
b.	the date that the Certificate terminates; or
c.	the date we receive a written request from you to terminate this rider.

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[Robert C. Salipante], [President]

        VUL-ABR-2007-GC NY